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                                                             Exhibit 4.2

                   AMENDMENT TO THE 1992 STOCK OPTION PLAN

     Whereas The Delta Queen Steamboat Co. (the "Company") believes it is in the best interest of the Company to amend the 1992 Stock Option Plan (the "Plan");

     THEREFORE BE IT RESOLVED for adequate consideration, the receipt and sufficiency of which is hereby acknowledged, that the Plan be amended to incorporate the following:

1) Paragraph 4 Shares of Stock Subject to the 1992 Plan is deleted and replaced with the following Paragraph 4:

     "Except as provided in Subparagraphs 7(i) and 7(j) and Paragraph 9, the number of shares that may be issued or transferred pursuant to the exercise of NQSOs or ISOs granted under the 1992 Plan shall not exceed 2,000,000 shares of the common stock of the Company (the "Common Stock"). Such shares may be authorized and unissued shares or previously issued shares acquired or to be acquired by the Company and held in treasury.
     The number of shares subject to SARs shall not exceed 2,000,000 less the number of shares that may be issued or transferred pursuant to the exercise of NQSOs or ISOs granted under the 1992 Plan. Any shares subject to an Option, which, for any reason, expires or is terminated unexercised, may again be subject to an Option under the 1992 Plan."

2)   Paragraph 5 Eligibility is deleted and replaced with the following
     Paragraph  5:

     "Options may be granted only to directors, officers, key employees and consultants of the Company or a Subsidiary as selected by the Committee as being potential contributors to the successful operation of the Company or a Subsidiary."

3)   Paragraph 13 Non-Employee Board of Director Options is added as follows:

     "Notwithstanding anything herein to the contrary, the Committee shall grant to each non-employee director as of the first meeting of the Board after each annual meeting of stockholders of the Company commencing with the annual meeting to be held on August 6, 1993, an Option to purchase 5,000 shares of Common Stock at the Fair Market Value as determined in accordance with the Plan. The term of the Option shall be for a period of ten (10) years from the date of the grant. The Option shall be immediately exercisable.

     "Such Option shall not be transferable except by will or by the laws of descent and distribution, subject to the provisions described below. Such Option may be exercised during the lifetime of the Optionee only by the Optionee. Following the termination of the directorship of the Optionee with the Company or any Subsidiary for any reason other than the death of the Optionee, the Optionee's Option shall terminate. In the event of the death of the Optionee while the Optionee is a director of the Company or of a Subsidiary, or within three (3) months from the date of termination of the directorship of the Optionee but before the expiration of the Term of the Option, the Optionee or the Successor of the Optionee may exercise the Option to the extent that the Option was exercisable on the date of the termination or death of the Optionee. The Successor must exercise the Option within twelve (12) months from the date of the death of the Optionee and in any event prior to the expiration of the Term of the Option."